

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Romolo Santarosa
Senior Executive Vice President and Chief Financial Officer
Hanmi Financial Corporation
900 Wilshire Boulevard, Suite 1250
Los Angeles, California 900017

      Re: Hanmi Financial Corporation
           Form 10-K For the Fiscal Year Ended December 31, 2021
           Filed February 28, 2022
           File No. 000-30421

Dear Romolo Santarosa:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance